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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C. MAR - 7 2002 501

SEC FILE NUMBER
8-01447

8-1447

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stifel, Nicolaus & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 North Broadway
(No. and Street)

St. Louis	Missouri	63102-2188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Zemlyak, Chief Financial Officer — (314) 342-2000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

One City Centre	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, James M. Zemlyak, affirm that, to the best of my knowledge and belief the accompanying financial statement(s) and supporting schedules pertaining to the firm of Stifel, Nicolaus & Company, Incorporated , as of December 31, 2001, as it pertains to item (h) are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors which are classified as customers accounts (debits $4,830,144 and credits $5,977).

Signature

Chief Financial Officer

Title

Notary Public

KAREN L. KEHRER
Notary Public — Notary Seal
STATE OF MISSOURI
City of St. Louis
My Commission Expires: Dec. 3, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☐ (c) Consolidated Statement of Operations (not required)
- ☐ (d) Consolidated Statement of Cash Flows (not required)
- ☐ (e) Consolidated Statement of Changes in Stockholder's Equity (not required)
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not required)
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (not required)
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required)
- ☐ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required)
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (included in items g and h) (not required)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not required)
- ☒ (1) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable)
- ☒ (o) Supplemental Report on Internal Control
- ☐ (p) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation (not required)
- ☐ (q) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers (not required)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STIFEL, NICOLAUS & COMPANY, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2001

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Stifel, Nicolaus & Company, Incorporated and Subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

STIFEL, NICOLAUS & COMPANY, INCORPORATED
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash and cash equivalents	$ 11,762,883
Cash segregated for the exclusive benefit of customers	191,030
Receivable from brokers and dealers:	
Securities failed to deliver	786,841
Deposits paid for securities borrowed	42,967,700
Settlement balances with clearing organizations	5,989,579
	49,744,120
Receivable from customers, net of allowance for doubtful accounts of $228,815	264,154,770
Securities owned, at fair value:	
U.S. Government obligations	5,078,078
State and municipal bonds	15,124,958
Corporate obligations	1,469,101
Corporate stocks	6,126,385
	27,798,522
Memberships in exchanges, at cost	462,515
Due from Parent and affiliates	5,836,015
Notes receivable from and advances to officers and employees, net of allowance for doubtful receivables from former employees of $526,450	21,665,254
Deferred tax asset	1,279,420
Other assets	11,575,396
TOTAL ASSETS	**$ 394,469,925**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Short-term borrowings from banks	$66,800,000
Payable to brokers and dealers:	
Securities failed to receive	3,874,513
Deposits received for securities loaned	144,022,410
Settlement balances with clearing organizations	1,842,535
	149,739,458
Payable to customers	44,077,215
Drafts payable	20,967,577
Securities sold, but not yet purchased, at fair value	2,551,911
Due to Parent and affiliates	238,364
Accrued employee compensation	15,537,862
Accounts payable and accrued expenses	16,642,855
TOTAL LIABILITIES	**316,555,242**
Liabilities subordinated to claims of general creditors allowable in computation of net capital	**2,629,348**
Stockholder's equity:	
Capital Stock - par value $1, authorized 30,000 shares, outstanding 1,000 shares	1,000
Additional paid-in capital	16,506,594
Retained earnings	58,777,741
TOTAL STOCKHOLDER'S EQUITY	**75,285,335**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 394,469,925**

See notes to consolidated statement of financial condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Stifel, Nicolaus & Company, Incorporated and Subsidiaries (collectively referred to as the "Company") are principally engaged in retail brokerage, securities trading, investment banking and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities and institutions.

Basis of Presentation

The consolidated statement of financial condition includes the accounts of Stifel, Nicolaus & Company, Incorporated and its subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation. The amounts included in the accompanying consolidated statement of financial condition related to the subsidiaries are immaterial. The Company is a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent Company").

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Security Transactions

Trading and investment account securities owned and trading securities sold, but not yet purchased, are carried at fair value.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statement of financial condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Customer security transactions are recorded on a settlement date basis. Principal securities transactions are recorded on a trade date basis.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent Company and its subsidiaries. The Company also files on a stand-alone basis in certain other states. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to an informal tax sharing agreement, and the Company's stand-alone tax liability or receivable is included in the accompanying consolidated statement of financial condition. The Company makes tax payments on behalf of the Parent Company and its subsidiaries.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

Fair Value

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned and securities sold but not yet purchased are valued using quoted market, dealer prices or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Subordinated debt represents deferred compensation liabilities that are carried at amounts which approximate fair value. The Company's remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Deferred Compensation

Deferred compensation costs are amortized on a straight-line basis over a three to five year deferral period.

NOTE B — CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2001, cash of $191,030 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The Company performs a weekly reserve calculation for proprietary accounts of introducing brokers ("PAIB"). At December 31, 2001, no deposit was required.

NOTE C — SHORT-TERM BORROWINGS FROM BANKS

In the normal course of business, the Company borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $285,000,000 at December 31, 2001, of which $218,200,000 was unused. There are no compensating balance requirements under these arrangements. At December 31, 2001, the Company's floating rate short-term bank borrowings bore interest at a weighted average rate of 1.97%. Short-term borrowings utilized for customer loans of $52,050,000 were collateralized by customer-owned securities of $81,444,000 at December 31, 2001. The remaining short-term borrowings of $14,750,000 were collateralized by company-owned securities valued at approximately $22,606,000. The value of the customer-owned securities is not reflected in the consolidated statement of financial condition.

NOTE D — COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2001, had no material effect on the consolidated statement of financial condition.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged cash and customer-owned securities valued at $47,580,000. At December 31, 2001, the amounts on deposit satisfied the minimum margin deposit requirement of $33,785,000.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2001

NOTE D — COMMITMENTS AND CONTINGENCIES (continued)

The future minimum rental commitments at December 31, 2001 with initial or remaining non-cancelable lease terms in excess of one year for office space and equipment are as follows:

Year Ending December 31,	Operating Leases
2002	$ 6,827,000
2003	5,862,000
2004	4,890,000
2005	4,034,000
2006	3,971,000
Thereafter	14,899,000
	$ 40,483,000

The Company leases furniture and equipment, under a month to month lease agreement, from the Parent Company.

NOTE E — NET CAPITAL REQUIREMENTS

Stifel, Nicolaus & Company, Incorporated ("Stifel") is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel has elected to use the alternative method permitted by the rule, which currently requires maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid to affiliates if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2001, Stifel had net capital of $37,646,492, which was 12.66% of aggregate debit items and $31,701,045 in excess of minimum required net capital.

NOTE F — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, Employee Stock Purchase Plan, option plans and incentive stock award plan. In addition, the Company has a deferred compensation plan available to Investment Executives, a portion of which is invested in Parent Company Stock Units.

NOTE G – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a deferred compensation plan available to Investment Executives who achieve a certain level of production whereby a certain percentage of their earnings is deferred as defined by the plan, a portion of which is deferred in Parent stock units and the balance into optional investment choices. During the year, the Company obtained approval from the New York Stock Exchange to subordinate the liability for future payments to Investment Executives for that portion of compensation not deferred in Parent stock units. Beginning with deferrals made in plan year 1997, the Company issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of SEA Rule 15c3-1 and included in its computation of net capital the following:

Plan Year	Distribution January 31,	Amount
1997	2003	$ 728,652
1998	2004	635,637
1999	2005	561,919
2000	2006	703,140
		$ 2,629,348

NOTE H — LEGAL PROCEEDINGS

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

NOTE I — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' position, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales), and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

At December 31, 2001, customer margin securities of approximately $361,500,000 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company had utilized a portion of these available securities as collateral for bank loans ($81,444,000), stock loans ($103,540,000), OCC margin requirements ($47,580,000) and customer short sales ($6,353,000).

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations in Missouri and Illinois.

NOTE J — RELATED PARTY TRANSACTIONS

The Company reimburses the Parent Company for the use of certain furniture and equipment and for interest on long-term debt and makes certain other payments on behalf of the Parent Company.

Four directors of the Parent Company are associated with companies, which provide legal and consulting services to the Company.

NOTE K — INCOME TAXES

The Company's net deferred tax asset consists of the following temporary differences, at December 31, 2001:

Accruals not currently deductible	$ 1,950,334
Deferred compensation	800,355
Deferred revenue	335,436
Other	5,093
Deferred tax asset	**3,091,218**
Customer and employee receivables	(1,811,798)
Net deferred tax asset	**$ 1,279,420**

NOTE L — RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, after being amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities- Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The Statements are effective for the Company's consolidated financial statements on January 1, 2001. As the Company does not hold any derivatives or embedded derivatives as defined by the Statements, the adoption of the Statements on January 1, 2001, did not result in a transition adjustment.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and rescinds SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets

NOTE L — RECENT ACCOUNTING PRONOUNCEMENTS (continued)

and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. This Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company has presented the required provisions under the standard regarding collateral, including its sources and uses. The adoption of the remaining provisions had no material impact on the Company's consolidated statement of financial condition.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142 "Goodwill and Other Intangible Asset" and SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 141 discontinues the use of pooling of interests method of accounting for business combinations. SFAS 142 will require discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their value as necessary. SFAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions, for the Disposal of a Segment of a Business." The adoption of the provisions of these statements is not expected to have a material impact on the Company's statement of financial condition.

******

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

In planning and performing our audit of the consolidated financial statements of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) for the year ended December 31, 2001, (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) [including the practices and procedures followed by the Company in making the periodic computation for proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the company in making the daily computations of segregation requirements of Section 4d (2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2002